EXHIBIT 99.4

Chicago Mercantile Exchange Inc. and Subsidiaries
Schedule II—Valuation and Qualifying Accounts
(dollars in thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended December 31, 2000:
Allowance for doubtful accounts	$350	$1,350	$—	$—	$1,700
Accrued fee adjustments	1,615	9,494	—	(5,894)	5,215
Year ended December 31, 1999:
Allowance for doubtful accounts	135	326	—	(111)	350
Accrued fee adjustments	1,885	5,343	—	(5,613)	1,615
Year ended December 31, 1998:
Allowance for doubtful accounts	135	—	—	—	135
Accrued fee adjustments	2,000	7,192	—	(7,307)	1,885